File Reference 82-34868

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com



06015874

4 August 2006

SUPPL



SEC MAIL
RECEIVED
PROCESSING
AUG 0 8 2006
199
SECTION

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] from 27 July 2006 to 4 August 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868. [Refer Appendix 1]

Yours faithfully

M D Richardson
Chief Financial Officer

Appendix 1

1. NZX/ASX FPA Completes Share Purchase Plan dated 31 July 2006
2. ASX Appendix 3B dated 1 August 2006
3. NZX Allotment of Fisher & Paykel Appliances Holdings Limited Shares dated 1 August 2006
4. ASX Appendix 3Y G A Paykel dated 4 August 2006
5. ASX Appendix 3Y J W Gilks dated 4 August 2006
6. ASX Appendix 3Y N M T Geary Family Trust dated 4 August 2006
7. ASX Appendix 3Y M G Geary Family Trust dated 4 August 2006
8. ASX Appendix 3Y N M T Geary dated 4 August 2006
9. NZX Ongoing Disclosure A A Macfarlane dated 4 August 2006
10. NZX Disclosure of Directors Interest G A Paykel dated 4 August 2006
11. NZX Disclosure of Directors Interest J W Gilks dated 4 August 2006
12. NZX Ongoing Disclosure B D Butherworth dated 4 August 2006
13. NZX Disclosure of Directors Interest N M T Geary Family Trust dated 4 August 2006
14. NZX Disclosure of Directors Interest M G Geary Family Trust dated 4 August 2006
15. NZX Disclosure of Directors Interest N M T Geary dated 4 August 2006

File Reference 82-34868

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Headline	Fisher & Paykel Appliances Completes Share Purchase Plan
Announcement text	Fisher & Paykel Appliances Holdings Limited (the Company) is pleased to announce the successful completion of the Share Purchase Plan (SPP) component of the funding package for its acquisition of the Italian based cookware company, Elba S.p.A.

Shareholder support for the SPP has been very strong with applications exceeding NZ$25 million. Due to the strong demand, the Company will scale all applications on a pro rata basis to raise NZ$20 million in total, subject to rounding.

The issue price has been set at NZ$4.53, which represents a 2.5% discount to the Average Closing Price on the NZSX over the 10 trading days to 28 July 2006 as described in the SPP terms and conditions.

Chief Executive Officer and Managing Director, Mr John Bongard, said that, "The Share Purchase Plan has been well received by shareholders and their strong support is a further vote of confidence in the Company and its growth strategy".

Allotment will occur on 1 August 2006 and the new shares to be issued will rank equally with existing shares.

The Company wishes to acknowledge the level of support it has received from its existing shareholders.

The Share Purchase Plan was managed and underwritten by Deutsche Bank.

M D Richardson
Company Secretary

For further information please contact:

- John Bongard, CEO and Managing Director Telephone +64 9 2730600

- Paul Brockett, Vice President Investor Relations Telephone +64 9 2730600

This announcement will also be available on our website www.fisherpaykel.com

Embargo Until None

Description	Type	Size (kb)	Action
Fisher & Paykel Appliances Completes Share Purchase Plan	PDF file	20	

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  Released - 1 Aug 2006 at 03:23:12 PM
- Fisher & Paykel Appliances Completes Share Purchase Plan
  Released - 31 Jul 2006 at 08:52:45 AM
- Ongoing Disclosure - M Church
  Released - 27 Jul 2006 at 11:50:55 AM
- Notice of Issue of Securities
  Released - 26 Jul 2006 at 12:15:45 PM
- Notice of Issue of Securities
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Fisher & Paykel Appliances Holdings Limited

FPA Stock Exchange Release ASX/NZX 31 July 2006

Fisher & Paykel Appliances Completes Share Purchase Plan

Fisher & Paykel Appliances Holdings Limited (the Company) is pleased to announce the successful completion of the Share Purchase Plan (SPP) component of the funding package for its acquisition of the Italian based cookware company, Elba S.p.A.

Shareholder support for the SPP has been very strong with applications exceeding NZ$25 million. Due to the strong demand, the Company will scale all applications on a pro rata basis to raise NZ$20 million in total, subject to rounding.

The issue price has been set at NZ$4.53, which represents a 2.5% discount to the Average Closing Price on the NZSX over the 10 trading days to 28 July 2006 as described in the SPP terms and conditions.

Chief Executive Officer and Managing Director, Mr John Bongard, said that, "The Share Purchase Plan has been well received by shareholders and their strong support is a further vote of confidence in the Company and its growth strategy".

Allotment will occur on 1 August 2006 and the new shares to be issued will rank equally with existing shares.

The Company wishes to acknowledge the level of support it has received from its existing shareholders.

The Share Purchase Plan was managed and underwritten by Deutsche Bank.

M D Richardson
Company Secretary

For further information please contact:

- John Bongard, CEO and Managing Director Telephone +64 9 2730600
- Paul Brockett, Vice President Investor Relations Telephone +64 9 2730600

This announcement will also be available on our website **www.fisherpaykel.com**


SEC MAIL
PROCESSING
RECEIVED
AUG 0 8 2006
SECTION
WASH., D.C.
199

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

65 098 026 263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fisher & Paykel Appliances Holdings Limited fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,414,302
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	NZ$4.53 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue pursuant to a Share Purchase Plan to provide partial funding for the acquisition of Elba S.p.A.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 August 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	282,801,066	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	0	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 1 August 2006
(Company secretary)

Print name: Mark Richardson

== == == == ==

File Reference 82-34868

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Headline	Issue of Shares
Announcement text	NZX ANNOUNCEMENT Company Code Released Type Headline Fisher & Paykel Appliances Holdings Limited FPA 1 August 2006, 3.00pm ALLOT ISSUE OF SHARES Full Text of Announcement 1 August 2006 ALLOTMENT OF FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED SHARES Pursuant to Listing Rule 7.12.1, Fisher & Paykel Appliances Holdings Limited (FPA) advises of the issue of 4,414,302 ordinary shares to existing eligible shareholders pursuant to a share purchase plan. This allotment constitutes partial funding for the acquisition of Elba S.p.A, as announced on 15 June 2006.(a) Class of Security and ISIN:The shares which have been issued are ordinary shares in FPA which have an ISIN number of NZFPAE0001S2.(b) The number issued or acquired:4,414,302 shares have been issued.(c) The nominal value (if any) and issue or acquisition price:The shares were issued for NZ$4.53 per share.(d) Whether payment was in cash:Cash payments were made to FPA for the shares.(e) Any amount paid up (if not in full):The shares are fully paid up.(f) The percentage of the total class of securities issued or acquired:1.6% of FPA's issued equity securities. (g) The reason for the issue or acquisition:The issue was undertaken to provide partial funding for the acquisition of Elba S.p.A. (h) The specific authority for the issue or acquisition (if any):A Board resolution of FPA dated 31 July 2006. The shares were issued pursuant to NZSX Listing Rule 7.3.4(ba).(i) Any terms or details of the issue or acquisition (such as an escrow provisions):There are no unusual terms of issue of the ordinary shares.(j) The total number of securities of the class in existence after the issue or acquisition:282,801,066 ordinary shares. (k) In the case of an acquisition of shares by an issuer which is a company registered under the Companies Act 1993, whether those shares are to be held as treasury stock:Not applicable.(l) The dates of issue or acquisition:1 August 2006.ENDS.
Embargo Until	None



Description	Type	Size (kb)	Action
Issue of Shares	PDF file	12	



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- Fisher & Paykel Appliances Completes Share Purchase Plan
  Released - 31 Jul 2006 at 08:52:45 AM
- Ongoing Disclosure - M Church
  Released - 27 Jul 2006 at 11:50:55 AM
- Notice of Issue of Securities
  Released - 26 Jul 2006 at 12:15:45 PM
- Notice of Issue of Securities
  Released - 24 Jul 2006 at 02:08:03 PM
- Notice of Issue of Securities
  Released - 21 Jul 2006 at 03:36:40 PM

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NZX ANNOUNCEMENT

Company	Code	Released	Type	Headline
Fisher & Paykel Appliances Holdings Limited	FPA	1 August 2006, 3.00pm	ALLOT	ISSUE OF SHARES

Full Text of Announcement

1 August 2006

ALLOTMENT OF FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED SHARES

Pursuant to Listing Rule 7.12.1, Fisher & Paykel Appliances Holdings Limited (FPA) advises of the issue of 4,414,302 ordinary shares to existing eligible shareholders pursuant to a share purchase plan. This allotment constitutes partial funding for the acquisition of Elba S.p.A, as announced on 15 June 2006.

(a) Class of Security and ISIN:
The shares which have been issued are ordinary shares in FPA which have an ISIN number of NZFPAE0001S2.

(b) The number issued or acquired:
4,414,302 shares have been issued.

(c) The nominal value (if any) and issue or acquisition price:
The shares were issued for NZ$4.53 per share.

(d) Whether payment was in cash:
Cash payments were made to FPA for the shares.

(e) Any amount paid up (if not in full):
The shares are fully paid up.

(f) The percentage of the total class of securities issued or acquired:
1.6% of FPA's issued equity securities.

(g) The reason for the issue or acquisition:
The issue was undertaken to provide partial funding for the acquisition of Elba S.p.A.

(h) The specific authority for the issue or acquisition (if any):
A Board resolution of FPA dated 31 July 2006. The shares were issued pursuant to NZSX Listing Rule 7.3.4(ba).

(i) Any terms or details of the issue or acquisition (such as an escrow provisions):
There are no unusual terms of issue of the ordinary shares.

(j) The total number of securities of the class in existence after the issue or acquisition:
282,801,066 ordinary shares.

(k) In the case of an acquisition of shares by an issuer which is a company registered under the Companies Act 1993, whether those shares are to be held as treasury stock:
Not applicable.

(l) The dates of issue or acquisition:
1 August 2006.

ENDS.


AUG 0 8 2006
WASH., D.C.
199
SECTION

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Fisher & Paykel Appliances Holdings Limited**
ABN	**098026263**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Albert Paykel
Date of last notice	20 May 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gary Albert Paykel
Date of change	1 August 2006
No. of securities held prior to change	114,880
Class	Ordinary Shares
Number acquired	868
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$4.53 per Share
No. of securities held after change	115,748
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shareholder Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.


SEC MAIL
RECEIVED
PROCESSING
AUG 0 2006
WASH, D.C.
SECTION

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Fisher & Paykel Appliances Holdings Limited
ABN	098026263

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John William Gilks
Date of last notice	16 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dublin Bay Investments Ltd, an Associated Person
Date of change	1 August 2006
No. of securities held prior to change	220,000
Class	Ordinary Shares
Number acquired	868
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.53 per Share
No. of securities held after change	220,868
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shareholder Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


AUG 0 8 2006
WASH. D.C.
199
SECTION

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity FISHER & PAYKEL APPLIANCES HOLDINGS LTD
ABN 098026263

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Norman Michael Thomas Geary
Date of last notice	26 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N M T Geary Family Trust, an Associated Person
Date of change	1 August 2006
No. of securities held prior to change	10,000
Class	Ordinary Shares
Number acquired	868
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$4.53 per share
No. of securities held after change	10,868
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shareholder Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


WASH., D.C.
199
SECTION

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity FISHER & PAYKEL APPLIANCES HOLDINGS LTD
ABN 098026263

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Norman Michael Thomas Geary
Date of last notice	26 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	M G Geary Family Trust, an Associated Person
Date of change	1 August 2006
No. of securities held prior to change	10,000
Class	Ordinary Shares
Number acquired	868
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$4.53 per share
No. of securities held after change	10,868
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shareholder Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


SEC MAIL PROCESSING
RECEIVED
AUG 0 8 2006
WASH, D.C.
199
SECTION

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity FISHER & PAYKEL APPLIANCES HOLDINGS LTD	
ABN 098026263	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Norman Michael Thomas Geary
Date of last notice	26 November 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	1 August 2006
No. of securities held prior to change	10,144
Class	Ordinary Shares
Number acquired	868
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$4.53 per share
No. of securities held after change	11,012
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shareholder Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

File Reference 82-34868



View Announcement

Announcement

Headline: Ongoing Disclosure - A A Macfarlane

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Alastair Armstrong Macfarlane
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Finance Group Managing Director
5 Date of this disclosure notice 4 August 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Forbar Custodians Ltd for Alastair Macfarlane Trust
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Associated Person

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 27 June 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 1 August 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Shareholder Purchase Plan
14. Consideration8 (as required by regulation 10) NZ$4.53 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 16,000
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 868

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 16,868

G. Signature

A A Macfarlane

Embargo Until: None

Attachments

Description	Type	Size (kb)	Action
Ongoing Disclosure A A Macfarlane	PDF file	28	

Comments

This announcement has no comments.

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Alastair Armstrong Macfarlane
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Finance Group Managing Director
5	Date of this disclosure notice	4 August 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Forbar Custodians Ltd for Alastair Macfarlane Trust
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Associated Person

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	27 June 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	1 August 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Shareholder Purchase Plan
14.	Consideration[8] (as required by regulation 10)	NZ$4.53 per
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	16,000
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	868

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	16,868

G. Signature



A A Macfarlane



View Announcement

Announcement

Headline: Disclosure of Director's Interests - G A Paykel

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Gary Albert Paykel
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chairman and Director
5 Date of this disclosure notice 4 August 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Gary Albert Paykel
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) N.A.

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 20 May 2005
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 1 August 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Shareholder Purchase Plan
14. Consideration8 (as required by regulation 10) NZ$4.53 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 114,880
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 868

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 115,748

G. Signature

G A Paykel

Embargo Until: None

Attachments

Description	Type	Size (kb)	Action
Ongoing Disclosure G A Paykel	PDF file	26	

Comments

This announcement has no comments.

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (0)

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Last 5 Released Announcement(s)

- Disclosure of Directors Relevant Interest - N M T Geary *Released - 4 Aug 2006 at 10:44:03 AM*
- Disclosure of Directors Relevant Interests N M T Geary *Released - 4 Aug 2006 at 10:40:01 AM*
- Directors Disclosure - N M T Geary *Released - 4 Aug 2006 at 10:36:14 AM*
- Ongoing Officers Disclosure B B Butterworth *Released - 4 Aug 2006 at 10:07:54 AM*
- Disclosure of Directors Interests - J W Gilks *Released - 4 Aug 2006 at 09:50:04 AM*

Last 0 Rejected Announcement(s)

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Logged in (1)

- *L Ross*

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Gary Albert Paykel
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chairman and Director
5	Date of this disclosure notice	3 August 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Gary Albert Paykel
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	N.A.

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	20 May 2005
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	1 August 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Shareholder Purchase Plan
14.	Consideration[8] (as required by regulation 10)	NZ$4.53 per
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	114,880
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	868

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	115,748

G. Signature



G A Paykel

File Reference 82-34868

NZX Market Announcement Platform (MAP) 

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You are logged in as Linda Ross (Fisher & Paykel Appliances Holdings Limited - FPA)

View Announcement

Announcement

Headline: Disclosure of Directors Interests - J W Gilks

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name John Williams Gilks
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Director
5 Date of this disclosure notice 4 August 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Dublin Bay Investments Ltd
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Associated Person

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) N.A.

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 16 June 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 1 August 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Shareholder Purchase Plan
14. Consideration8 (as required by regulation 10) NZ$4.53 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 220,000
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 868

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 220,868

G. Signature

J W Gilks

Embargo Until: None

Attachments

Description	Type	Size (kb)	Action
Ongoing Disclosure - J W Gilks	PDF file	28	

Comments

This announcement has no comments.

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (0)

No announcements pending.

Last 5 Released Announcement(s)

- Disclosure of Directors Relevant Interest - N M T Geary *Released - 4 Aug 2006 at 10:44:03 AM*
- Disclosure of Directors Relevant Interests N M T Geary *Released - 4 Aug 2006 at 10:40:01 AM*
- Directors Disclosure - N M T Geary *Released - 4 Aug 2006 at 10:36:14 AM*
- Ongoing Officers Disclosure B B Butterworth *Released - 4 Aug 2006 at 10:07:54 AM*
- Disclosure of Directors Interests - J W Gilks *Released - 4 Aug 2006 at 09:50:04 AM*

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Logged in (1)

- *L Ross*

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	John Williams Gilks
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Director
5	Date of this disclosure notice	3 August 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Dublin Bay Investments Ltd
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Associated Person

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	N.A.

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	16 June 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	1 August 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Shareholder Purchase Plan
14.	Consideration[8] (as required by regulation 10)	NZ$4.53 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	220,000
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	868

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	220,868

G. Signature



J W Gilks



View Announcement

Announcement

Headline: Ongoing Officers Disclosure B B Butterworth

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Brett Donald Butterworth
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Corporate Planning, Customer Services, Production Machinery
5 Date of this disclosure notice 4 August 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Brett Donald Butterworth
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 31 January 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 1 August 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Shareholder Purchase Olan
14. Consideration8 (as required by regulation 10) NZ$4.53 per Share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 72,608
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 868

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 73,476

G. Signature
B D Butterworth

Embargo Until: None

Attachments

Description	Type	Size (kb)	Action
Ongoing Disclosure B B Butterworth	PDF file	31	

Comments

This announcement has no comments.

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (0)

No announcements pending.

Last 5 Released Announcement(s)

- Disclosure of Directors Relevant Interest - N M T Geary *Released - 4 Aug 2006 at 10:44:03 AM*
- Disclosure of Directors Relevant Interests N M T Geary *Released - 4 Aug 2006 at 10:40:01 AM*
- Directors Disclosure - N M T Geary *Released - 4 Aug 2006 at 10:36:14 AM*
- Ongoing Officers Disclosure B B Butterworth *Released - 4 Aug 2006 at 10:07:54 AM*
- Disclosure of Directors Interests - J W Gilks *Released - 4 Aug 2006 at 09:50:04 AM*

Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Brett Donald Butterworth
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Corporate Planning, Customer Services, Production Machinery
5	Date of this disclosure notice	3 August 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Brett Donald Butterworth
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	31 January 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	1 August 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Shareholder Purchase Olan
14.	Consideration[8] (as required by regulation 10)	NZ$4.53 per Share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	72,608
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	868

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	73,476

G. Signature



B D Butterworth

NZX Market Announcement Platform (MAP)



You are logged in as Linda Ross (Fisher & Paykel Appliances Holdings Limited - FPA)

View Announcement

Announcement

Headline: Directors Disclosure - N M T Geary

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Norman Michael Thomas Geary
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Director
5 Date of this disclosure notice 4 August 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) N M T Geary Family Trust
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Associated Person

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) N.A.

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 26 November 2004
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 1 August 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Shareholder Purchase Plan
14. Consideration8 (as required by regulation 10) NZ$4.53 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 10,000 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 868

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 10,868

Signature
N M T Geary

Embargo Until: None

Attachments

Description	Type	Size (kb)	Action
Ongoing Disclosure Geary	PDF file	28	

Comments

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (0)

No announcements pending.

Last 5 Released Announcement(s)

- Disclosure of Directors Relevant Interest - N M T Geary
  Released - 4 Aug 2006 at 10:44:03 AM
- Disclosure of Directors Relevant Interests N M T Geary
  Released - 4 Aug 2006 at 10:40:01 AM
- Directors Disclosure - N M T Geary
  Released - 4 Aug 2006 at 10:36:14 AM
- Ongoing Officers Disclosure B B Butterworth
  Released - 4 Aug 2006 at 10:07:54 AM
- Disclosure of Directors Interests - J W Gilks
  Released - 4 Aug 2006 at 09:50:04 AM

Last 0 Rejected Announcement(s)

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Logged in (1)

- *L Ross*

This announcement has no comments.

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

☐ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Norman Michael Thomas Geary
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Director
5	Date of this disclosure notice	4 August 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	N M T Geary Family Trust
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Associated Person

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	N.A.

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	26 November 2004
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	1 August 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Shareholder Purchase Plan
14.	Consideration[8] (as required by regulation 10)	NZ$4.53 per
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	10,000 Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	868

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	10,868

Signature



N M T Geary


AUG 0 8 2006

File Reference 82-34868

View Announcement

Announcement

Headline: Disclosure of Directors Relevant Interests N M T Geary

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Norman Michael Thomas Geary
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Director
5 Date of this disclosure notice 4 August 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) M G Geary Family Trust
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Associated Person

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) N.A.

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 26 November 2004
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 1 August 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Shareholder Purchase Plan
14. Consideration8 (as required by regulation 10) NZ$4.53 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 10,000 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 868

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 10,868

Signature
N M T Geary

Embargo Until: None

Attachments

Description	Type	Size (kb)	Action
Ongoing Disclosure Geary	PDF file	28	

Comments

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (0)

No announcements pending.

Last 5 Released Announcement(s)

- Disclosure of Directors Relevant Interest - N M T Geary *Released - 4 Aug 2006 at 10:44:03 AM*
- Disclosure of Directors Relevant Interests N M T Geary *Released - 4 Aug 2006 at 10:40:01 AM*
- Directors Disclosure - N M T Geary *Released - 4 Aug 2006 at 10:36:14 AM*
- Ongoing Officers Disclosure B B Butterworth *Released - 4 Aug 2006 at 10:07:54 AM*
- Disclosure of Directors Interests - J W Gilks *Released - 4 Aug 2006 at 09:50:04 AM*

Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

This announcement has no comments.

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

☐ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Norman Michael Thomas Geary
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Director
5	Date of this disclosure notice	4 August 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	M G Geary Family Trust
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Associated Person

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	N.A.

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	26 November 2004
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	1 August 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Shareholder Purchase Plan
14.	Consideration[8] (as required by regulation 10)	NZ$4.53 per
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	10,000 Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	868

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	10,868

Signature



N M T Geary

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You are logged in as Linda Ross (Fisher & Paykel Appliances Holdings Limited - FPA)

Headline: Disclosure of Directors Relevant Interest - N M T Geary

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Norman Michael Thomas Geary
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Director
5 Date of this disclosure notice 4 August 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Norman Michael Thomas Geary
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) N.A.

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 26 November 2004
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 1 August 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Shareholder Purchase Plan
14. Consideration8 (as required by regulation 10) NZ$4.53 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 10,144 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 868

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 11,012

Signature
N M T Geary

Embargo Until: None

Description	Type	Size (kb)	Action
Ongoing Disclosure Geary	PDF file	28	

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Last 5 Released Announcement(s)

- Disclosure of Directors Relevant Interest - N M T Geary *Released - 4 Aug 2006 at 10:44:03 AM*
- Disclosure of Directors Relevant Interests N M T Geary *Released - 4 Aug 2006 at 10:40:01 AM*
- Directors Disclosure - N M T Geary *Released - 4 Aug 2006 at 10:36:14 AM*
- Ongoing Officers Disclosure B B Butterworth *Released - 4 Aug 2006 at 10:07:54 AM*
- Disclosure of Directors Interests - J W Gilks *Released - 4 Aug 2006 at 09:50:04 AM*

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- *L Ross*

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Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

☐ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Norman Michael Thomas Geary
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Director
5	Date of this disclosure notice	4 August 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Norman Michael Thomas Geary
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	N.A.

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	26 November 2004
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	1 August 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Shareholder Purchase Plan
14.	Consideration[8] (as required by regulation 10)	NZ$4.53 per
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	10,144 Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	868

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	11,012

Signature



N M T Geary

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